Exhibit (a)(5)(GG)

PRESS RELEASE

BCP Crystal Acquisition GmbH & Co. KG Announces Final Results of Celanese Offer

Stuttgart/ New York, April 1, 2004.

BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, announced today the final results of its voluntary public take-over offer for all outstanding registered ordinary shares with no par value of Celanese AG, Kronberg im Taunus, at a price of EUR32.50 per share. A total of 83.6% of all outstanding Celanese shares, excluding treasury shares, were validly tendered and not withdrawn as of the end of the acceptance period.

BCP Crystal Acquisition GmbH & Co. KG will consummate the acquisition of and pay for the shares tendered in the offer during the week of April 5, 2004. BCP Crystal Acquisition GmbH & Co. KG expects to publish the final results of the offer, pursuant to German law, on Saturday, April 3, 2004, in the Börsen-Zeitung.

“We are extremely gratified with the shareholder response and the high acceptance rate of the tender offer,” said Chinh Chu, Senior Managing Director of the Blackstone Group.

Shareholders who did not tender during the acceptance period will have an opportunity to tender their Celanese shares at the same offer price of EUR 32.50 per share during the subsequent acceptance period which is expected to start on April 4, 2004 and end on April 19, 2004.

This precedent setting deal is Germany’s largest ever public-to-private transaction at EUR 3.1 billion, the first such deal of a dual listed U.S./ German entity since the German Takeover Act was enacted, and one of the largest chemical investments made by any private equity firm.

Contact:

Chinh Chu	Dr. Hanns Ostmeier

Senior Managing Director	Senior Managing Director

The Blackstone Group	The Blackstone Group Deutschland GmbH

Tel: (212) 583-5872	Tel.: + 49 – 40 – 70 29 80